Smith, Katzenstein & Jenkins, LLP

April 13, 2018

NexPoint Strategic Opportunities Fund

200 Crescent Court, Suite 700

Dallas, TX 75201

Re:    NexPoint Strategic Opportunities Fund

Ladies and Gentlemen:

As special Delaware counsel for NexPoint Strategic Opportunities Fund (f/k/a NexPoint Credit Strategies Fund), a Delaware statutory trust (the “Trust”), we hereby consent to the incorporation by reference of our opinion, filed with Amendment No. 32 to the Registration Statement on Form N-2 (Files Nos. 333-215796 and 811-21869) by the Trust on or about March 23, 2018, and to the references to our firm under the caption “Legal Opinion” in the Prospectus.

In giving such consent we do not thereby admit that we are included in the category of persons whose consent is required under Section 7 of the Securities Act of 1933, as amended, or the rules and regulations of the Commission thereunder.

Very truly yours,

SMITH, KATZENSTEIN & JENKINS, LLP

By:	/s/ Roger D. Anderson
Name: Roger D. Anderson